October 7, 2019

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-233722

Ladies and Gentlemen:

Titan Pharmaceuticals, Inc. hereby withdraws the request for acceleration sent to your office via EDGAR on October 4, 2019, which requested that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective at 9:15 a.m. on Monday, October 7, 2019, or as soon thereafter as practicable.

Very truly yours,

TITAN PHARMACEUTICALS, INC.

By:	/s/ Sunil Bhonsle
Name:	Sunil Bhonsle
Title:	President
cc:	Fran M. Stoller, Esq.